PHILLIPS NIZER LLP

666 Fifth Avenue

New York, New York 10103-0084

January 18, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:    Star Gas Partners, L.P

         Registration Statement on Form S-3

Dear Sirs:

On behalf of Star Gas Partners, L.P., a Delaware limited partnership (“Star Gas Partners”), we are filing pursuant to the Edgar system a Rights Offering Registration Statement on Form S-3. The purpose of this Registration Statement is to register rights to purchase 17,500,000 common units representing limited partnership interests of Star Gas Partners which shall be distributed to Star Gas Partners’ common unitholders as of a record date to be determined.

In connection with the filing of this Registration Statement, Star Gas Partners has paid a registration fee of $3,745.00.

If you have any questions, do not hesitate to contact the undersigned at (212) 841-0544.

Very truly yours,

PHILLIPS NIZER LLP

By:	/S/ STEPHANIE A. EVENCHICK
Stephanie A. Evenchick